FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of August, 2003


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY

Date:  August 22, 2003

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                          EXHIBIT INDEX
                          -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION

99                        Notice to London Stock Exchange dated August 22, 2003
                          Director Shareholding


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Exhibit 99
                                  Unilever PLC

                                (the "Company")

                             Director shareholding

On 21 August 2003 the Company received notification from Niall FitzGerald that, following the issuance of a decree absolute in his divorce on 1 July 2003, he is no longer interested in 1,394 ordinary shares of the Company which are held by his former wife.

As a result Mr FitzGerald is now beneficially interested in 435,751 ordinary shares in the Company, representing 0.015 per cent. of the Company's total issued ordinary share capital.